PRESS RELEASE

Formula Systems Reports Third Quarter Results for 2012

Third Quarter Revenues Increased by 13% Year-Over-Year to Reach $182.0 Million; Non-GAAP Operating Income Increased 19% Year-Over-Year to Reach $17.6 Million

Or Yehuda, Israel, November 13, 2012 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the third quarter of 2012.

Financial Highlights for the Nine-Month Period Ended September 30, 2012

•	Revenues for the nine-month period ended September 30, 2012, increased 13% to $546.5 million compared to $483.3 million in the same period last year.

•	Operating income for the nine-month period ended September 30, 2012, increased 8% to $41.9 million compared to $38.8 million in the same period last year. Non-GAAP operating income for the nine-month period ended September 30, 2012, increased 21% to $52.5 million compared to $43.3 million in the same period last year.

•	Net income for the nine-month period ended September 30, 2012, increased 27% to $16.5 million, or $1.18 per fully diluted share, compared to $13.0 million, or $0.94 per fully diluted share, in the same period last year, excluding income of $25.8 million recorded in the nine-months period ended September 30, 2011 in connection with the acquisition by Sapiens International Corporation N.V. of IDIT I.D.I Technologies Ltd and FIS Software Ltd on August 21, 2011. Non-GAAP net income for the nine-month period ended September 30, 2012, increased 42% to $22.8 million compared to $16.1 million in the same period last year excluding $25.8 million recorded in the nine-months period ended September 30, 2011 in connection with the foregoing acquisition by Sapiens.

•	Consolidated cash and short term and long term investments in marketable securities totaled approximately $130.0 million, as of September 30, 2012.

•	Total equity on September 30, 2012 was $455.3 million, representing 55% of the total balance sheet.

Financial Highlights for the Third Quarter Ended September 30, 2012

•	Revenues for the third quarter ended September 30, 2012, increased 13% to $182.0 million compared to $161.5 million in the same period last year. Revenues for the third quarter of 2012 were negatively affected mainly by the devaluation of the U.S. dollar versus the New Israeli Shekel and the Euro in the amount of approximately $16.0 million in comparison to the same period last year.

•	Operating income for the third quarter ended September 30, 2012, increased 8% to $14.0 million, compared to $13.0 million in the same period last year. Operating income for the third quarter of 2012 was negatively affected by the devaluation of the U.S. dollar versus the New Israeli Shekel in the amount of approximately $1.2 million in comparison to the same period last year. Non-GAAP operating income for the third quarter ended September 30, 2012, increased 19% to $17.6 million, compared to $14.8 million in the same period last year;

•	Net income for the third quarter ended September 30, 2012, increased 23% to $4.7 million, or $0.33 per fully diluted share, compared to $3.8 million, or $0.28 per fully diluted share, in the same period last year, excluding $25.8 million recorded in the third quarter ended September 30, 2011 in connection with the foregoing acquisition by Sapiens. Net income for the third quarter of 2012 was negatively affected mainly by the devaluation of the U.S. Dollar versus the New Israeli Shekel and the Euro in the amount of approximately $0.5 million in comparison to the same period last year. Non-GAAP net income for the third quarter ended September 30, 2012, increased 39% to $6.9 million compared to $5.0 million in the same period last year, excluding $25.8 million recorded in the third quarter ended September 30, 2011 in connection with the foregoing acquisition by Sapiens.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with our third quarter results, during which our businesses grew both their top and bottom lines. Despite the challenging economic climate and increased pressure on margins, Matrix showed growth from both new and existing customers, continuing the expansion of its offerings. Sapiens and Magic both enjoyed pickup in their top and bottom lines with Magic adopting a dividend policy, according to which, each year it will distribute a dividend of up to 50% of its annual distributable profits. During October, Magic distributed approximately $3.7 million (or $0.10 per share) equal to 50% of its first half income of 2012.”

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets derived from acquisitions

•	Research and development capitalization and related amortization

•	Share-based compensation and

•	Related tax effect

Formula’s management believes that the purpose of such adjustments is to give an indication of Formula’s performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Formula believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Formula’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Formula’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	Unaudited		Unaudited
Revenues	182,035	161,497	546,464	483,288
Cost of revenues	136,592	123,409	414,945	369,147
Gross profit	45,443	38,088	131,519	114,141
Research and development costs, net	3,722	1,440	8,933	4,660
Selling, general and administrative expenses	27,776	23,675	80,889	70,940
Other income, net	88	54	162	231
Operating income	14,033	13,027	41,859	38,772
Financial expenses, net	1,072	1,813	4,831	4,959
Income before taxes on income	12,961	11,214	37,028	33,813
Taxes on income	1,518	1,917	5,170	5,778
	11,443	9,297	31,858	28,035
Gain derived from deconsolidation of subsidiary,
consolidation of subsidiary and equity in gains
of affiliated companies, net	-	25,583	3,719	25,446
Net income	11,443	34,880	35,577	53,481
Change in redeemable non controlling interests	1,448	-	2,791	-
Net income attributable to non-controlling interests	5,272	5,223	16,242	14,635
Net income attributable to Formula's shareholders	4,723	29,657	16,544	38,846

Earnings per share (basic)	0.34	2.19	1.22	2.88
Earnings per share (diluted)	0.33	2.16	1.18	2.81

Number of shares used in computing earnings per share (basic)	13,596	13,530	13,596	13,497
Number of shares used in computing earnings per share (diluted)	13,749	13,674	13,769	13,666

FORMULA SYSTEMS (1985) LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands (except per share data)
	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	Unaudited		Unaudited

GAAP operating income	14,033	13,027	41,859	38,772
Amortization of capitalized software and other intangible assets	4,331	2,585	13,110	8,027
Capitalization of software development	(1,861)	(1,900)	(5,989)	(6,923)
Stock-based compensation	1,141	1,126	3,474	3,411
Total adjustments to GAAP	3,611	1,811	10,595	4,515
Non-GAAP operating income	17,644	14,838	52,454	43,287

GAAP net income attributable to Formula's shareholders	4,723	29,657	16,544	38,846
Amortization of capitalized software and other intangible assets	4,331	2,585	13,110	8,027
Capitalization of software development	(1,861)	(1,900)	(5,989)	(6,923)
Stock-based compensation	1,141	1,126	3,474	3,411
Non-controlling interest in amortization intangible assets	(976)	(495)	(2,972)	(1,056)
Taxes on the above items	(460)	(171)	(1,364)	(397)
Total adjustments to GAAP	2,175	1,145	6,259	3,062
Non-GAAP net income attributable to Formula's shareholders	6,898	30,802	22,803	41,908

Non-GAAP earnings per share (basic)	0.47	2.28	1.70	3.11
Number of shares used in
computing earnings per share (basic)	13,596	13,530	13,596	13,497

Non-GAAP earnings per share (diluted)	0.42	2.25	1.53	3.07
Number of shares used in
computing earnings per share (diluted)	14,719	13,674	14,719	13,666

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS
U.S. dollars in thousands
	September 30,	December 31,
	2012	2011
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	114,732	88,172
Marketable securities	14,296	14,347
Short-term deposits	521	5,170
Trade receivables	171,451	163,219
Other accounts receivable	40,615	36,085
Total current assets	341,615	306,993

LONG-TERM INVESTMENTS:
Marketable securities	430	2,746
Deferred Taxes	13,466	11,630
Investments in affiliated companyies	2,859	77,107
Prepaid expenses and other accounts receivable	4,413	3,885
Total long-Term Investments	21,168	95,368

SEVERANCE PAY FUND	60,894	49,507

PROPERTY, PLANTS AND EQUIPMENT, NET	20,061	19,165

NET INTANGIBLE ASSETS AND GOODWILL	385,356	200,318

TOTAL ASSETS	829,094	671,351

CURRENT LIABILITIES:
Liabilities to banks	18,994	16,642
Debentures	15,521	31,472
Trade payables	41,847	40,344
Deferred revenues	36,687	23,734
Other accounts payable	79,989	71,103
Dividend payable to non controlling interests	1,773	-
Total current liabilities	194,811	183,295

LONG-TERM LIABILITIES:
Liabilities to banks and others	40,658	34,459
Debentures	15,214	15,246
Deferred revenue	1,850	2,094
Other long-term payables	12,046	9,258
Accrued severance pay	77,692	63,321
Total long-term liabilities	147,460	124,378

REDEEMABLE NON-CONTROLING INTEREST	31,566	11,469

EQUITY
Formula shareholders' equity	234,072	218,668
Non-controlling interests	221,185	133,541
Total equity	455,257	352,209

TOTAL LIABILITIES AND EQUITY	829,094	671,351